June 7, 2010

VIA EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           DST Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Form 10-Q for the Fiscal Period Ended March 31, 2010
Filed May 7, 2010
File No. 001-14036

Dear Ms. Collins:

DST Systems, Inc. (“DST” or the “Company”) is in receipt of your comment letter dated June 2, 2010 with respect to the above-referenced reports.

We note that the letter requests a response within 10 business days, or by June 16, 2010.  Due to the absence of key personnel of DST during that period, DST respectfully requests an extension until June 30, 2010 in which to respond to your comments.

We spoke with Mr. Michael Johnson, Staff Attorney, on June 7, 2010, discussing the need for an extension.  Mr. Johnson requested that we submit this request letter.

If you could advise me as to whether the requested extension meets with your approval, we would be most grateful.

Very truly yours,
/s/ Kenneth V. Hager

Vice President, Chief Financial Officer and Treasurer

cc:           Mr. Randall D. Young, Esq.
Mr. Gregg Wm. Givens
Mr. Thomas J. Lynn, Esq.
Mr. John Granda, Esq.